February 8, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn: William Choi

Re:	Kirkland’s, Inc.
Form 10-K for the fiscal year ended January 28, 2006
Filed April 12, 2006
Forms 10-Q for the fiscal quarters ended April 29, 2006, July 29, 2006 and
October 28, 2006
Filed June 6, 2006, September 7, 2006 and December 7, 2006
File No. 0-49885
Dear Mr. Choi:
On behalf of Kirkland’s, Inc., this letter is being submitted to confirm receipt of the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated February 1, 2007 to me (the “Comment Letter”), with respect to the above-referenced filings.
This letter will also confirm that Regina Balderas, by telephone earlier this week, granted our request to extend the date by which we will provide substantive responses to the Comment Letter to March 5, 2007.
Please do not hesitate to contact me at 731-660-7658 if you would like to discuss this matter.
Very truly yours,
/s/ W. Michael Madden
W. Michael Madden
Vice President of Finance and
Chief Financial Officer
Cc: Robert Friedel